
03043638


PROCESSING
SEC MAIL
RECEIVED
DEC 24 2003
SECTION
187
WASH., D.C.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES ACT OF 1934

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2003

Commission File Number: 0-19772


PROCESSED
DEC 29 2003
THOMSON
FINANCIAL

A. Full title of the plan:

HF FINANCIAL CORP. RETIREMENT SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

HF FINANCIAL CORP.
225 South Main Avenue
Sioux Falls, South Dakota 57102

REQUIRED INFORMATION

Item 4. Plan Financial Statements and Schedules Prepared in Accordance with the Financial Reporting Requirements of ERISA.

McGladrey & Pullen
Certified Public Accountants

HF Financial Corp.
Retirement Savings Plan

Financial Report
June 30, 2003

Contents

McGladrey & Pullen
Certified Public Accountants

Independent Auditor's Report

To the Trustees and Participants
HF Financial Corp. Retirement Savings Plan
Sioux Falls, South Dakota

We have audited the accompanying statements of net assets available for benefits of HF Financial Corp. Retirement Savings Plan as of June 30, 2003 and 2002, and the related statement of changes in net assets available for benefits for the year ended June 30, 2003. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of HF Financial Corp. Retirement Savings Plan as of June 30, 2003 and 2002, and the changes in net assets available for benefits for the year ended June 30, 2003, in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Assets Held at End of Year as of June 30, 2003, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the United States Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

McGladrey & Pullen, LLP

Sioux Falls, South Dakota
December 16, 2003

HF Financial Corp. Retirement Savings Plan

Statements of Net Assets Available for Benefits
June 30, 2003 and 2002

	2003	2002
Assets		
Investments (Note 3):		
Participant directed:		
HF Financial Corp. common stock	$ 898,115	$ 610,037
Mutual funds	2,440,575	1,665,653
Money market mutual fund	281,016	261,918
Participant loans	1,462	1,957
Total participant directed investments	3,621,168	2,539,565
Nonparticipant directed:		
HF Financial Corp. common stock	4,164,789	3,041,777
Money market mutual fund	-	30,172
Total nonparticipant directed investments	4,164,789	3,071,949
Total investments	7,785,957	5,611,514
Receivables:		
Employer contributions	58,605	51,875
Participant contributions	-	20,281
Accrued interest	257	458
Other	272	-
Total receivables	59,134	72,614
Cash	20,300	33,620
Total assets	7,865,391	5,717,748
Liabilities		
Accounts payable	7,328	6,411
Net Assets Available for Benefits	$ 7,858,063	$ 5,711,337

See Notes to Financial Statements.

HF Financial Corp. Retirement Savings Plan

Statement of Changes in Net Assets Available for Benefits
Year Ended June 30, 2003

	Participant Directed Savings	Nonparticipant Directed (Employee Stock Ownership)	Total
Additions to net assets attributed to:			
Investment income:			
Net appreciation in fair value of investments (Note 3)	$ 396,033	$ 1,253,621	$ 1,649,654
Dividends and interest	52,454	111,309	163,763
Contributions:			
Employer	231,540	-	231,540
Participants	646,297	-	646,297
Rollover	38,056	-	38,056
Total additions	1,364,380	1,364,930	2,729,310
Deductions from net assets attributed to:			
Benefits paid to participants	262,572	282,915	545,487
Trustee and accounting fees	14,938	22,159	37,097
Total deductions	277,510	305,074	582,584
Net increase	1,086,870	1,059,856	2,146,726
Net assets available for benefits:			
Beginning of year	2,608,641	3,102,696	5,711,337
End of year	$ 3,695,511	$ 4,162,552	$ 7,858,063

See Notes to Financial Statements.

Note 1. Plan Description and Amendments

The following description of the HF Financial Corp. Retirement Savings Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a complete description of the Plan's provisions.

General and plan amendments: The Plan is a defined contribution plan established for the benefit of the employees of HF Financial Corp. (the Company). The Plan and the Trust of which it is a part are intended to satisfy all of the requirements for a qualified retirement plan under the appropriate provisions of the Internal Revenue Code (IRC). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Effective July 1, 2001, the Plan was restated as a qualified profit sharing plan with a cash or deferred arrangement pursuant to Code Section 401(k). Prior to such date, the Plan was a qualified stock bonus plan and a qualified employee stock ownership plan within the meaning of Code Section 4975(e)(7) (collectively referred to as ESOP).

The Plan is administered by the Plan Administrative Committee comprising of up to five persons appointed by the Company's Board of Directors. The trust department of an independent bank is the Plan's Trustee.

Eligibility: Employees of the Company and its participating subsidiaries are generally eligible to participate in the Plan, provided they are expected to have at least 1, 000 hours of service and are 21 years old.

Employees hired on or after July 1, 2001 are eligible to participate in the 401(k) portion of the Plan on the first day of the month after they have completed 30 consecutive calendar days of employment and attained age 21 and employees are eligible for other benefits of the Plan on the first day of the month after completing 1,000 hours of service and attaining age 21. Employees hired before July 1, 2001 are eligible to participate in the 401(k) portion of the Plan on the first day of the quarter after they have completed 1,000 hours of service and attained age 21 and employees are eligible for other benefits of the Plan on July 1 of the Plan year in which they complete a year of service and attain age 21.

Employees hired on or after July 1, 2001 are not eligible to participate in the ESOP portion of the Plan.

Contributions: Each year, participants may make salary deferral contributions in any percentage from 1% to 20% of pretax annual compensation, as defined in the Plan. For each calendar quarter, the Company makes a fixed matching contribution of 50% of participants' deferrals up to 6% of the participants' compensation. In addition, the Company may also make discretionary profit sharing and/or matchingcontributions to the Plan. There were no discretionary contributions made to the plan for the year ended June 30, 2003. Participants my roll over amounts representing distributions from other qualified defined benefit or contribution plans.

Contributions are subject to certain limitations.

Note 1. Plan Description and Amendments (continued)

Participant accounts: Separate employee accounts are maintained for the 401(k) and the employee stock ownership portions of the Plan. Each participant's account is credited with the participant's contribution, allocations of the Company's contribution, Plan earnings, and charged with an allocation of administrative expenses. Plan earnings are allocated based on participant account balances, as defined. Forfeited balances of terminated participants' nonvested accounts are allocated among the accounts of all participants as a part of and on the same basis as the employer matching contribution. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account. Each participant is entitled to exercise voting rights attributable to the shares allocated to his or her account and is notified by the Trustee prior to the time that such rights are to be exercised.

Participants' investment options: Participants must direct their salary deferral and rollover contributions to selected investments as made available and determined by the Plan Administrator. Participants may change their investment options monthly.

Vesting: Participants are immediately vested in their Savings Plan (401(k)) contributions plus actual earnings thereon. Vesting in the Company's discretionary ESOP and matching contribution portion of participants' accounts plus actual earnings thereon is based on years of continuous service. A participant is 100 percent vested after three years of credited service in the employer matching contribution and after five years of credited service in the discretionary ESOP.

Payment of benefits: No distributions from the Plan will be made until a participant retires, dies (in which case, payment shall be made to his or her beneficiary or, if none, his or her legal representatives), or otherwise terminates employment with the Company. On termination of service due to death, disability or retirement, a participant may elect to receive non-ESOP benefits in either a lump-sum amount equal to the value of the participant's vested interest in his or her account, or annual installments not to exceed the participant's life expectancy. Benefits from all accounts except a participant's ESOP account will be paid in cash. A participant's ESOP benefits will be paid in whole shares of Company stock, valued at its fair market value per share, plus cash for any fractional share.

Participant loans: Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lessor of $50,000 or 50 percent of their vested account balance. The loans are secured by the balance in the participant's account and bear interest deemed reasonable by the Plan Administrator. Loan terms range from one to five years, or longer for the purchase of a principal residence. Principal and interest are paid no less than quarterly through payroll deductions.

Voting rights: Each participant is entitled to exercise voting rights attributable to the shares allocated to his or her account and is notified by the Trustee prior to the time that such rights are to be exercised. The Trustee is permitted to vote any allocated share for which instructions have not been given by a participant. The Trustee votes such shares in the same proportion as the participants who voted their shares.

Note 1. Plan Description and Amendments (continued)

Diversification: Diversification is offered to participants close to retirement so that they may have the opportunity to move part of the value of their investment in the nonparticipant directed Company stock into investments which are more diversified. Participants who are at least age 55 with at least 10 years of participation in the Plan may elect to diversify a portion of their account. Diversification is offered to each eligible participant over a six-year period. In each of the first five years, a participant may diversify up to 25 percent of the number of post-1986 shares allocated to his or her account, less any shares previously diversified. In the sixth year, the percentage changes to 50 percent. Participants who elect to diversify have a portion of their account moved from the nonparticipant directed ESOP accounts to their participant diversified account.

Forfeited accounts: For the year ended June 30, 2003, forfeited nonvested accounts totaled $4,317 and 7,032.666 shares. Forfeited accounts are reallocated to participant accounts in the year of forfeiture.

Note 2. Significant Accounting Policies

Nature of business of Plan Sponsor: HF Financial Corp. and its subsidiaries, the sponsoring employer companies, offer banking, insurance and other financial services to customers in South Dakota and Minnesota.

Basis of accounting: The financial statements of the Plan are prepared under the accrual method of accounting.

Use of estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment valuation and income recognition: The Plan's investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year end. The common stock of the Company is valued at fair value which is determined by quoted market price on a national stock exchange (NASDAQ). Participant loans are valued at cost which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividend income is accrued on the ex-dividend date.

Payment of benefits: Benefits are recorded when paid.

Administrative expenses: Certain administrative functions are performed by officers or employees of the Company. No such officer or employee receives compensation from the Plan for service provided. Administrative expenses incurred relative to the Plan are primarily paid by the Plan. Legal fees incurred by the Plan for the year ended June 30, 2003, have been paid by the Company. All administrative expenses not paid by the Company are the responsibility of the Plan.

Note 3. Investments

The following presents the fair value of the investments that represent 5% or more of the Plan's net assets as of June 30, 2003 and 2002.

	2003	2002
Participant directed:		
Investments, at fair value as determined by quoted market price:		
HF Financial Corp. common stock	$ 898,115	$ 610,037
Mutual funds:		
Fidelity Contrafund	727,486	574,282
Vanguard Index 500 Fund	438,546	305,659
Legg Mason Value Trust Institutional Class Fund	496,614	-
Funds individually less than 5% of Plan net assets	777,929	785,712
Money market mutual fund:		
First American Prime Obligation Fund	281,016	261,918
Other investments, at estimated fair value	1,462	1,957
	3,621,168	2,539,565
Nonparticipant directed:		
Investments, at fair value as determined by quoted market price:		
HF Financial Corp. common stock	4,164,789	3,041,777
Other investments	-	30,172
	$ 7,785,957	$ 5,611,514

Participant direct investment in HF Financial Corp. common stock results from market purchase.

During 2003 the Plan's investments (including investments bought, sold and held during the year) appreciated in value by $1,649,654 as follows:

	Nonparticipant Directed	Participant Directed
Investments at fair value as determined by quoted market price:		
HF Financial Corp. common stock	$ 1,250,829	$ 263,591
Mutual funds	-	135,234
	$ 1,250,829	$ 398,825

The continued market volatility of equity-based investments is expected to substantially impact the value of such investments at any given time. It is possible that the value of the plan's investments, both in total and in individual participant accounts, has changed significantly since June 30, 2003.

Note 3. Investments (continued)

Information about the Plan's investment in HF Financial Corp. common stock, Employee Stock Ownership portion only, at June 30, 2003 and 2002 is as follows.

	2003	2002
Number of shares, all of which are allocated to participants	234,636	246,084
Cost	$ 989,315	$ 945,119
Fair value	$ 4,164,789	$ 3,041,777

Note 4. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100 percent vested in their entire account.

Note 5. Tax Status

The Plan obtained its latest determination letter on September 20, 2002, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the IRC. The Plan has been amended since receiving the determination letter; however, the Plan Administrator believes the Plan is designed and being operated in compliance with the applicable requirements of the IRC.

Note 6. Plan Amendments and Subsequent Change in Plan Trustee

During 2003 the Plan was amended to be in compliance with the final regulations issued under IRC Section 401(a)(9). The Plan was also amended to provide for valuation of its assets on a daily basis to be effective as soon as administratively possible after January 1, 2004.

The Plan passed a resolution during 2003 to change the Plan Trustee to the Home Federal Bank Investment Management and Trust Department which was effective August 1, 2003.

HF Financial Corp. Retirement Savings Plan

Schedule H, Line 4i - Schedule of Assets Held at End of Year
June 30, 2003

Identity of Issuer, Borrower, Lessor or Similar Party	Description of Assets	Cost	Current Value
* HF Financial Corp	HF Financial Corp. common stock	$ 1,623,880	$ 5,062,904
Fidelity	Fidelity Contrafund Inc., mutual fund		727,486
Templeton	Templeton Foreign Fund, mutual fund		259,361
The Vanguard Group	Vanguard 500 Index Fund, mutual fund		438,546
The Vanguard Group	Vanguard Wellington Investors, mutual fund		327,097
Legg Mason	Legg Mason Value Trust Institutional Class Fund, mutual fund		496,614
First American	First American Intermediate Term Bond Fund, mutual fund		191,471
			2,440,575
First American	First American Prime Obligation Fund, money market mutual fund		281,016
Participant	Participant note receivable, interest rate 10.5%, maturity date January 15, 2006		1,462
			$ 7,785,957

* Known to be a party-in-interest to the Plan.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

HF Financial Corp. Retirement Savings Plan

Date: December 23, 2003

By: Home Federal Bank, trustee of the HF Financial Corp. Retirement Savings Plan

By: Mark A. Sivertson

Mark S. Sivertson, SVP and Trust Officer

EXHIBIT INDEX

Exhibit No.	Description
23	Independent Auditor's Consent

EXHIBIT 23

Independent Auditor's Consent

We consent to the incorporation by reference in Registration Statement No. 333-83940 on Form S-8 of our report dated December 16, 2003, relating to the statements of net assets available for benefits of the HF Financial Corp. Retirement Savings Plan, as of June 30, 2003 and 2002 and the related statement of changes in net assets available for benefits for the year ended June 30, 2003, which report appears in the fiscal 2003 annual report on Form 11-K of the HF Financial Corp. Retirement Savings Plan.

McGladrey & Pullen, LLP

Sioux Falls, South Dakota
December 23, 2003